NEWS RELEASE

SHAW RENEWS NORMAL COURSE ISSUER BID

Calgary, Alberta (December 5, 2014) – Shaw Communications Inc. (“Shaw”) announced today that it has received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid to purchase its Class B Non-Voting Participating Shares through the facilities of the TSX for a further one year period. Shaw’s renewed normal course issuer bid will expire on December 8, 2015, in accordance with the rules of the TSX.

As approved by the TSX, during the period from December 9, 2014 to December 8, 2015, Shaw is authorized to purchase for cancellation up to 20,000,000 Class B Non-Voting Shares, representing approximately 5% of the public float of Class B Non-Voting Shares. A total of 442,280,855 Class B Non-Voting Shares of Shaw were issued and outstanding as at November 30, 2014.

Shaw continues to believe that under the right circumstances purchasing of Class B Non-Voting Shares constitutes a desirable use of its free cash flow in the best interests of Shaw and its shareholders and may enhance the value of Class B Non-Voting Participating Shares.

For purposes of the TSX normal course issuer bid rules, Shaw’s average daily trading volume (“ADTV”) for the past six months is 768,880 Class B Non-Voting Shares. As a result, a maximum of 192,220 Class B Non-Voting Shares (being 25% of the ADTV) may be purchased by Shaw on any one day under the renewed bid, except where purchases are made in accordance with the “block purchase exception” of the TSX rules.

The bid does not apply to the Class A Participating Shares of Shaw.

Shaw did not purchase any shares under its previously approved issuer bid, during the 12 month period commencing December 9, 2013.

About Shaw Communications
Shaw Communications Inc. is a diversified communications and media company. Shaw serves 3.2 million consumers and businesses through a reliable and extensive fibre network. Shaw provides consumers with broadband Internet, WiFi, Digital Phone and Video services. Shaw Business provides businesses with Internet, data, WiFi, telephony, Video and fleet tracking services, and ViaWest provides collocation, cloud and managed services. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks, including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca